

November 18, 2011

Via E-mail
Mr. Eric T. Jones
Chief Financial Officer
Thunder Mountain Gold, Inc.
5248 W. Chinden Blvd.
Boise, Idaho 83714

Re: **Thunder Mountain Gold, Inc.**
Form 10-K for the year ended December 31, 2010
Filed March 25, 2011
File No. 001-08429

Dear Mr. Jones:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1.   We note that your website refers to or uses the terms "measured," "indicated," or "inferred," resources. If you continue to make references on your website or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with cautionary language comparable to the following:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC.

>U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us or the following website: http://www.sec.gov/edgar.shtml.

Tell us where you have positioned this cautionary language on your website.

Item 2. – Description of Properties page 7

2.   We note you disclose historical resources and 43-101 compliant resources throughout your filing. The provisions in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally limit the disclosure of mineralization to proven and probable reserves in filings with the SEC. Therefore, as your location of incorporation is Nevada, it appears that you should remove all of the mineral resource disclosures and associated values from your filing as these do not constitute proven or probable reserves.

3.   Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

- The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

5.   Please expand your disclosure concerning the exploration plans for the properties as required by section (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work and disclose their qualifications.

6.   In an appropriate location of your filing please provide a short summary of the permits and/or operational plans required to perform exploration, development, and production activities on your properties.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant